UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41362

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Ostin Technology Group Co., Ltd.
(Translation of registrant’s name into English)

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Building 2, 101/201
1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the 2023 annual general meeting of shareholders of Ostin Technology Group Co., Ltd. (the “Company”), attached hereto and incorporated by reference herein are Notice of Annual General Meeting of Shareholders, Proxy Statement for Annual General Meeting, Form of Proxy Card, and the Company’s press release issued on August 30, 2023, titled “Ostin Technology Group Co., Ltd. to Hold Annual General Meeting of Shareholders on September 28, 2023.”

Exhibit Index

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of the Company
99.2	Proxy Statement for 2023 Annual General Meeting of Shareholders of the Company
99.3	Form of Proxy Card for 2023 Annual General Meeting of Shareholders of the Company
99.4	Press Release — Ostin Technology Group Co., Ltd. to Hold Annual General Meeting of Shareholders on September 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.
By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: August 30, 2023

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